Global Blue Releases the Monthly Tax Free Shopping Business Update for September 2024 Signy, Switzerland, October 10, 2024 • New data from Global Blue reveals that the worldwide growth in Tax Free Shopping is positive across Continental Europe and Asia Pacific: Issued Sales in Store like-for-like year-on-year performance reached +13%1 in September 2024. A sustained performance in Continental Europe for international shopping In Continental Europe, the issued Sales in Store growth rate increased by +11%1 in September 2024 vs. last year. This growth was led by a +14%1 increase in the number of shoppers. This performance was slightly impacted by a softening of -2%1 in the average spend per shopper, as a result of an overall inflation slowdown. When examining origin markets, the positive momentum in issued Sales in Store growth is steadily progressing across most nationalities. US and GCC shopper Tax Free Spend led at +13%1 vs. last year, closely followed by Mainland Chinese shoppers at +11%1. Regarding destination markets, September showed a stable performance in Spain at +24%1 and Italy at +17%1, with a moderate performance in France at +7%1. A slowdown of the hyper growth Tax Free Spend in Asia Pacific In Asia Pacific, the issued Sales in Store growth reached +19%1 in September 2024, led by a +29%1 increase in the number of shoppers and a -8%1 decrease in the average spend per shopper. 1 Growth rate variation year-on-year (2024 vs. the same period in 2023)

The growth rate in September has softened compared to the hyper growth of +63%1 over the last three months2, mostly due to the recent strengthening of the Yen against all major currencies, particularly against the Chinese RMB. Regarding origin markets, the positive momentum in issued Sales in Store growth continued across all nationalities. Mainland Chinese Tax Free Spend led with a +30%1 increase, boosted by a +75%1 rise in Mainland Chinese shoppers. Meanwhile, North East Asia Tax Free Spend grew by +29%1 vs. last year, while Hong Kong and Taiwan experienced a +1%1 growth rate vs. last year. When examining destination markets, September showed a varied performance across destinations, with South Korea at +45%1, Japan at +23%1, and Singapore at -2%1. 2 The last three months: June, July, and August 2024

Worldwide Year-on-Year Growth Rate (2024 vs. 2023)

Issued SIS L/L Year-on-Year Growth	Destination market weight in Issued SIS 2023	September 2024	August 2024	July 2024	CY Q2 2024	CY Q1 2024
France	19%	+7%	+3%	-2%	+10%	+11%
Italy	17%	+17%	+12%	+19%	+22%	+29%
Spain	11%	+24%	+23%	+25%	+33%	+32%
Germany	6%	-3%	+3%	+10%	+2%	+6%
Other countries	18%	+7%	+8%	+12%	+21%	+16%
Total Continental Europe	**71%**	**+11%**	**+10%**	**+12%**	**+19%**	**+19%**
Japan	18%	+23%	+50%	+103%	+172%	+137%
Singapore	8%	-2%	+4%	-9%	-1%	25%
South Korea	2%	+45%	+43%	+44%	+60%	110%
Total Asia Pacific	**28%**	**+19%**	**+37%**	**+64%**	**+109%**	**97%**
Total Latin America	**1%**	**+19%**	**+18%**	**+16%**	**-2%**	**+9%**
Total worldwide	**100%**	**+13%**	**+17%**	**+25%**	**+41%**	**40%**

Worldwide Recovery Rate (versus 2019)

Issued SIS L/L recovery (in % of 2019)	Destination market weight in Issued SIS 2019	September 2024	August 2024	July 2024	CY Q2 2024	CY Q1 2024
France	16%	158%	141%	136%	164%	165%
Italy	17%	155%	139%	146%	156%	123%
Spain	10%	169%	153%	162%	164%	151%
Germany	9%	79%	68%	75%	80%	65%
Other countries	19%	127%	119%	129%	132%	126%
Total Continental Europe	**71%**	**141%**	**126%**	**133%**	**143%**	**128%**
Japan	14%	243%	282%	344%	327%	232%
Singapore	11%	74%	83%	85%	92%	92%
South Korea	3%	163%	159%	165%	158%	125%
Total Asia Pacific	**28%**	**162%**	**180%**	**215%**	**226%**	**166%**
Total Latin America	**1%**	**142%**	**100%**	**89%**	**101%**	**94%**
Total worldwide	**100%**	**146%**	**138%**	**151%**	**165%**	**140%**

APPENDIX GLOSSARY - European Non-EU countries include: Shoppers who can reach destination by land transportation or less than a two hour flight. Ex: Swiss, British, Ukraine etc. - Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman - North East Asia countries includes: Japan, South Korea - South East Asia countries includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore MEDIA CONTACTS Virginie Alem – SVP Marketing & Communications Mail: valem@globalblue.com INVESTOR RELATIONS CONTACTS Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, September 2024, Source: Global Blue